EXHIBIT 99.13

MAIN PASS OIL GATHERING COMPANY
Financial Statements
Years Ended December 31, 2014 and 2013

EXHIBIT 99.13

Report of Independent Auditors

The Management Committee and Partners
Main Pass Oil Gathering Company

We have audited the accompanying financial statements of Main Pass Oil Gathering Company, which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income, changes in partners' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Main Pass Oil Gathering Company at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst &Young LLP
Chicago, Illinois
April 6, 2015

EXHIBIT 99.13

MAIN PASS OIL GATHERING COMPANY
BALANCE SHEETS
(in thousands)

	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$940	$5,088
Accounts receivable	1,065	1,014
Prepaid expenses and other assets	254	161
Total current assets	2,259	6,263
Pipelines and equipment, net	36,374	39,767
Other long-term assets	363	427
Total assets	$38,996	$46,457
LIABILITIES AND PARTNERS' EQUITY
Current liabilities
Accounts payable	$228	$521
Accrued liabilities	170	311
Total current liabilities	398	832
Long-term liabilities
Asset retirement obligations	22,307	21,069
Partners' equity	16,291	24,556
Total liabilities and partners' equity	$38,996	$46,457

See accompanying notes

EXHIBIT 99.13

MAIN PASS OIL GATHERING COMPANY
STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,
	2014	2013
Revenues
Transportation revenue
Affiliates	$—	$791
Third parties	10,254	9,865
Total revenue	10,254	10,656
Costs and expenses
Operations and maintenance expenses	3,924	4,997
General and administrative expenses	1,021	923
Depreciation expense	3,378	3,398
Accretion expense for asset retirement obligations	1,238	1,168
Total costs and expenses	9,561	10,486
Other income	12	36
Net income	$705	$206
See accompanying notes

EXHIBIT 99.13

MAIN PASS OIL GATHERING COMPANY
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
(in thousands)

Partners' Equity
Balance at January 1, 2013	$28,350
Net income	206
Distributions to partners	(4,000)
Partners' equity at December 31, 2013	24,556
Net income	705
Distributions to partners	(8,970)
Partners' equity at December 31, 2014	$16,291
See accompanying notes

EXHIBIT 99.13

MAIN PASS OIL GATHERING COMPANY
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2014	2013

Operating activities
Net Income	$705	$206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,378	3,398
Accretion expense for asset retirement obligations	1,238	1,168
Gain on sale of assets	(10)	—
Changes in operating assets and liabilities:
Accounts receivable - affiliates	—	730
Accounts receivable - third parties	(51)	(571)
Prepaid expenses and other assets	(6)	(33)
Accounts payable - affiliates	—	(369)
Accounts payable - third parties	(293)	218
Accrued liabilities	(141)	(309)
Net cash provided by operating activities	4,820	4,438
Investing activities
Capital expenditures	(28)	(3)
Proceeds on sale of assets	30	—
Net cash provided by (used in) investing activities	2	(3)
Financing activities
Distributions to partners	(8,970)	(4,000)
Cash used in financing activities	(8,970)	(4,000)
Increase (decrease) in cash and cash equivalents	(4,148)	435
Cash and cash equivalents, beginning of year	5,088	4,653
Cash and cash equivalents, end of year	$940	$5,088

See accompanying notes

EXHIBIT 99.13

MAIN PASS OIL GATHERING COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

1. Organization and Nature of Business

Main Pass Oil Gathering Company (the "Partnership") is a Delaware general partnership between Centana Oil Gathering, LLC ("CENTANA") and Panther Offshore Gathering Systems, LLC ("POGS"). In August 2014, DCP LP Holdings, LLC sold its ownership in CENTANA to American Midstream, LLC ("AMID"). At December 31, 2014, CENTANA and POGS own 66.7% and 33.3% interests in the Partnership, respectively.

The purpose and business of the Partnership is to develop, finance, construct, operate, and maintain oil gathering facilities in certain areas of the Gulf of Mexico. Construction of the Partnership's gathering facilities was completed, and the Partnership first provided oil gathering services, during 1997.

After its sale of Amoco Main Pass Gathering Company's interest in November 2013 to Panther Offshore Gathering Systems, LLC, BP Pipelines North America ("BP Pipelines") continued to serve as operator of the gathering pipeline system owned by the Partnership until July 1, 2014, when Panther Operating Company, LLC ("POC"), an affiliate of POGS, became the operator. As operator, POC provides operating, maintenance and repair, administrative, marketing, construction, and other services related to the business and affairs of the Partnership.

A substantial portion of Partnership's revenues are derived from the shipments from one platform.

The Partnership may distribute excess cash to the partners or, if necessary, request additional capital contributions from the partners. The Partnership distributed approximately $9.0 million and $4.0 million of excess cash during 2014 and 2013, respectively. No cash calls were made and no capital contributions were received during 2014 or 2013.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Partnership recognizes revenue when there is a persuasive evidence of an arrangement, the sales price is fixed or determinable, services are rendered and the collection of the resultant receivable is probable. Revenue from crude oil gathering services provided from various oil drilling platforms in the Gulf of Mexico is recognized upon delivery of the oil from the gathering pipeline system to a connecting carrier located off the coast of Louisiana.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments, which have an original maturity of three months or less.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are concentrated among shippers with operations in the Gulf of Mexico. Management performs ongoing credit evaluations of its customers. Management believes that collectability risk related to concentration of trade receivables is limited. The Partnership limits the amount of credit extended when deemed necessary and, generally, does not require collateral.

Pipelines and Equipment

Pipelines and equipment are recorded at historical cost, less accumulated depreciation and impairment charges, if any. Additions and improvements that expand the productive capacity or extend the useful life of the assets are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Pipelines and equipment consist primarily of line pipe, equipment, and other pipeline construction. Depreciation is determined by using the straight-line method over the estimated useful lives of the assets.

EXHIBIT 99.13

Inventory included in pipelines and equipment on the accompanying balance sheets consists of crude oil line fill required by the gathering pipeline system to maintain operations and is valued at cost.

Impairment of Long-Lived Assets

The Partnership reviews long-lived assets (including line fill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Asset Retirement Obligations

The Partnership accounts for its asset retirement obligations in accordance with Accounting Standards Codification ("ASC") Topic 410-20, Asset Retirement Obligations. ASC Topic 410-20 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of long-lived assets. When the liability is initially recorded, the Partnership capitalizes an equivalent amount as part of the cost of the asset. Over time, the liability will be accreted for the change in its present value each period, and the capitalized cost will be depreciated over the useful life of the related asset.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts·can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties. Projected cash expenditures are presented on an undiscounted basis. At December 31, 2014 and 2013, no amounts were accrued by the Partnership for environmental liabilities.

Financial Instruments

The Partnership's financial instruments consist of cash equivalents, accounts receivable, and accounts payable. The carrying amounts of these items approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that its estimates are reasonable.

Income Taxes

The Partnership is treated as a pass-through entity under the provisions of the United States Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes, as the results of operations and related credits and deductions will be passed through to and taken into account by its partners in computing their respective income taxes.

EXHIBIT 99.13

3. Pipelines and Equipment

The components of pipelines and equipment were as follows as of December 31, 2014 and 2013 (in thousands):

	December 31,
	2014	2013
Line pipe, equipment, and other pipeline construction	$66,961	$66,637
Line fill	2,806	2,806
Telecommunications equipment	22	22
Vehicles and other transportation equipment	40	401
Decommissioning asset	13,896	13,896
	83,725	83,762
Less accumulated depreciation and amortization	(47,351)	(43,995)
	$36,374	$39,767

Total depreciation expense was $3.4 million in each of the years ended December 31, 2014 and 2013.

4.	Other Assets

Pursuant to a Platform Use and Construction Agreement between the Partnership and CNG Producing Company, Coastal Oil & Gas USA, L.P., and Chieftain International (U.S.) Inc. (the "Platform Owners"), the Partnership paid $1.6 million in fiscal year 1996 to the Platform Owners for the non-exclusive right over the platform lease agreement term (25 years) to use certain space and equipment on the platform for the Partnership's oil gathering pipeline system. This prepaid expense is being amortized over the term of the lease.

5.	Asset Retirement Obligations

The Partnership has recognized a liability for the estimated fair value of its asset retirement obligations. The fair value of the asset retirement obligations was determined based upon expected future costs, and applying an inflation rate of 2.00% per annum. The estimated future costs were then discounted using a discount rate of 5.75% per annum.

The changes in the Partnership's asset retirement obligations for the years ended December 31, 2014 and 2013, were as follows (in thousands):

Balance at January 1, 2013	$19,901
Accretion expense	1,168
Balance at December 31, 2013	21,069
Accretion expense	1,238
Balance at December 31, 2014	$22,307

6.	Related-Party Transactions

During 2014, in accordance with an operating agreement with POC from July 1, 2014 through December 31 2014, and with BP Pipelines from January 1, 2014 through June 30, 2014, $0.4 million was paid to POC and $0.4 million was paid to BP Pipelines. During 2013, $0.7 million was paid to BP Pipelines. POC and BP Pipelines were affiliates of the Partnership for control center service fees and management, administrative, and general overhead fees. Transportation revenues totaling $0.8 million were generated from an affiliate of BP Pipelines during the year ended December 31, 2013.

7.	Subsequent Events

The Partnership evaluated subsequent events through April 6, 2015, the date these financial statements were available to be issued. There were no subsequent events to disclose as of April 6, 2015.